Mail Stop 4561

September 16, 2008

Jack C. Bridges
Executive Vice President
Twenty Services, Inc.
20 Cropwell Drive
Suite 100
Pell City, Alabama 35128

        RE: Twenty Services, Inc.
                    Form 10-K for Fiscal Year Ended December 31, 2007
                    Form 10-K/A for Fiscal Year Ended December 31, 2007
                    Form 10-Q for the Quarter Ended March 31, 2008
                    Form 10-Q/A for the Quarter Ended March 31, 2008
                    Form 10-Q for the Quarter Ended June 30, 2008
                    File No. 000-08488

Dear Mr. Bridges,

We have reviewed your response dated August 25, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In some of our comments, where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2007

Reporting Status, general

1.   Given the requirements in Release No. 33-8876: "*Smaller Reporting Company Regulatory Relief and Simplification,*" effective February 4, 2008, it appears that you qualify to report as a Smaller Reporting Company.   As applicable, please indicate on the cover page of any amended Form 10-K or Form 10-Q filings and all future Form 10-K or Form 10-Q filings that you are reporting as a Smaller Reporting Company. Please also note that Smaller Reporting Companies' financial statement requirements fall under Article 8 of Regulation S-X.

Item 9A, Controls and Procedures, page 9

2.   We note that in your amended 10-K your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please address the following regarding your conclusion that disclosure controls and procedures were effective as of the end of the fiscal year:

- Explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.

- If you change your conclusions regarding effectiveness, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

- Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Independent Auditors' Report, page F-2

3.   We note that the independent auditors' report included in your Form 10-K/A still is not dated. Please revise to provide a report from your independent auditor that specifies the date signed.

Form 10-Q/A for the quarter ended March 31, 2008

Recently Adopted Accounting Pronouncements

4.   We note that you have included this disclosure in your amended Form 10-Q to address the adoption of SFAS 157 on January 1, 2008. We also note that you have approximately $4 million in marketable securities as of March 31, 2008 that appear to qualify as a financial asset measured at fair value on a recurring basis under SFAS 157. Please revise future filings, beginning with your next Form 10-Q, to include the tabular disclosure requirements in paragraph 32 of SFAS 157.

Form 10-Q for the quarter ended June 30, 2008

5.   Please revise your future interim filings to include appropriate footnote disclosures related to your interim financial statements. Refer to Rule 8-03(b) of Regulation S-X.

Statement of Operations, page 3

6.   Please revise future filings, beginning with your Form 10-Q for the quarter ending September 30, 2008, to present your statement of operations for both the year-to-date period ending as of the most recent quarter (i.e. September 30) and for the quarter-to-date three-month period ending as of the most recent quarter (i.e. September 30) for both the current year and the prior year (i.e. 2008 and 2007) as required by Instruction 1 to Rule 8-03 of Regulation S-X.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. In your amendment please provide an explanatory paragraph at the beginning of your filing describing the reason for the amendment. Please furnish a cover letter with your amendment that keys your responses to our comments, indicates your intent to include the requested revisions in future filings, as applicable, and provides a draft of your proposed disclosures. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief